UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 4, 2013, Stratasys Ltd. (“we,” “us” or the “Company”) was notified of two lawsuits purportedly filed in the district court in Lod, Israel against us by four current or former minority shareholders and former directors of our Company.  The lawsuits purportedly demand that we amend the capitalization table of Objet Ltd. (“Objet”, the name of our Company before December 1, 2012), such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs with a consequent reduction of the share ownership of the named defendants.  The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of our board of directors, David Reis, our chief executive officer, various shareholders of ours who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, one of our directors.

The lawsuits relate to and largely repeat allegations and claims raised by two of the plaintiffs (the “original complainants”) and previously disclosed by Objet in its registration statement on Form F-4 (the “F-4 Registration Statement”) filed with the Securities and Exchange Commission on June 8, 2012,  in connection with the merger between Objet and Stratasys, Inc.

As previously disclosed in the F-4 Registration Statement, Objet received letters from the original complainants, who then held (directly or indirectly) Objet ordinary shares, demanding that Objet amend its capitalization table, in light of alleged acts of fraud, unauthorized issuances of securities and oppression and dilution of minority shareholders who did not participate in certain financing rounds of Objet in the years 2001 through 2008. These allegations were repeated in subsequent letters to Objet and discussions between Objet and each of the original complainants and are also repeated in the lawsuits.  The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments, including the original complainants. The allegation was already voiced and recorded by one of the original complainants and his counsel at a shareholders meeting in 2003 that was attended by the original complainants. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time.

We believe that the claims are entirely baseless and that the transactions in question were conducted in accordance with applicable law.  We have also previously informed counsel to the original complainants that we possess evidence disproving the allegation regarding the alleged insider participation in the transactions.  We further believe that the claims in the lawsuits are barred by a seven-year statute of limitations and by laches.

The lawsuits also claim that we effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. We believe that this allegation, as well, which was made in one of the original letters, is without foundation.

Management does not believe that the lawsuits will have a material adverse effect on our operations or financial condition, and we intend to vigorously defend the lawsuits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: March 5, 2013	By:	/s/ David Reis

	Name:	David Reis
	Title:	Chief Executive Officer